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December 11, 2019	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

State Street Institutional Investment Trust (the “Trust” or the “Registrant”) (Registration No. 811-09819) Amendment Number 256 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on April 11, 2019, Pursuant to Rule 8b-11 under the Investment Company Act of 1940, as Amended (the “1940 Act”)

Ladies and Gentlemen:

On April 11, 2019 the Fund filed the above referenced post-effective amendment to the Fund’s Registration Statement, regarding which Ms. Elena Stojic provided comments by telephone to Adam Schlichtmann on May 22, 2019. The Fund filed a letter (the “Initial Letter”) with the Securities and Exchange Commission on August 22, 2019 responding to Ms. Stojic’s comments. This letter provides the Fund’s response to follow-up comments on the above-referenced amendment to the Registration Statement that Ms. Stojic provided by telephone to Adam Schlichtmann on August 29, 2019. For convenience of reference, each of the comments is summarized before the Fund’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.

Comment: Comment 5 of the Initial Letter requested that, when discussing use of derivatives for satisfying the Fund’s 80% names rule test, the Fund revise the disclosure to indicate that this investment policy is an assets-based test not an exposure-based test, and therefore should be based on marked-to-market value, not notional exposure. The response provided in the Initial Letter refers to footnote 13 of the Rule 35d-1 adopting release (Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001)). The staff does not believe that the footnote cited supports the position in the response provided. The staff reiterates its view that, for purposes of the Fund’s 80% names rule test, derivatives should be valued at market value because the definition of value under the 1940 Act is based on market value and using a notional value is inconsistent with that definition.

Response: The Fund intends to value derivatives for purposes of its 80% investment policy in a manner consistent with the purposes of Rule 35d-1. The Fund believes that it is consistent with such purposes to value a derivative for purposes of the Fund’s 80% investment policy using the derivative’s notional value when notional value is the best measure of the economic exposure the derivative provides to investments that are consistent with the Fund’s name. Similarly, in footnote 13 of the Rule 35d-1 adopting release, the SEC stated that “for purposes of applying the 80% investment requirement, an investment company may ‘look through’ a repurchase agreement to the collateral underlying the agreement … and apply the repurchase agreement toward the 80% investment requirement based on the type of securities comprising its collateral.” The collateral underlying a repurchase agreement is the better measure of the fund’s economic exposure created under the repurchase agreement. The Fund notes that uniform use of the market values of derivatives for Rule 35d-1 purposes, without regard to economic exposure, would not only prevent a fund with appropriate economic exposure to a given type of investment from satisfying its 80% test but would also permit a fund with economic exposure very different from that suggested by its name to comply with its 80% test. For example, under such an interpretation, a fund with “debt” in its name that invests 90% of its assets in fixed-income investments would continue to meet its 80% “debt” test even if it had added to its portfolio a total return swap providing notional exposure to equities with a value equal to 100% of its assets.

2.

Comment: Comment 11 in the Initial Letter requested that the Fund re-order its principal risks so that the most significant risks to the Fund are presented most prominently. The staff reiterates its view that the most important and significant risks should be listed first, and following those the rest may be listed alphabetically.

Response: The Fund respectfully declines to make the requested change at this time. The Fund is aware of the staff’s recent Accounting and Disclosure Information (ADI 2019-08 - Improving Principal Risks Disclosure) statement, and the Fund will consider the comment in connection with its annual update.

3.

Comment: Comment 17 in the Initial Letter requested that the Fund revise “Securities Lending Risk” to indicate that the Fund will only receive collateral permitted under applicable SEC and SEC staff guidance (which includes cash, cash instruments issued or guaranteed by the U.S. Government or its agencies, and irrevocable bank standby letters of credit that are not issued by the Fund’s bank lending agent). The response provided in the Initial Letter revised the Fund’s disclosure to refer to “cash or other obligations as consistent with applicable law.” The staff would not characterize no action letters as applicable law. The staff believes that the phrase “all applicable SEC and staff guidance” is more appropriate.

Response: The Fund believes the requested disclosure change would not further investor understanding, however the Fund supplementally confirms that it interprets the phrase “applicable law” in this context to mean the 1940 Act, the rules and regulations thereunder, or orders issued by the SEC thereunder and, to the extent deemed appropriate by the Fund, interpretations and guidance provided by the SEC staff.

4.

Comment: The final sentence under the heading “Additional Information” in the “Management, Organization, and Capital Structure” section of the Part A states, “Neither this Part A, nor the related Part B, is intended, or should be read, to be or to give rise to an agreement or contract between the Trust or the Fund and any investor, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived.” Comment 20 in the Initial Letter requested that the Fund revise or delete the portion of this sentence discussing the waiver of rights under federal or state law, as this could give the impression that some rights under federal or state law can be waived. The staff reiterates its prior comment as given previously, as the staff believes that the language is unclear.

Response: The Fund respectfully declines to make the requested change at this time.

5.

Comment: With respect to Comment 24 in the Initial Letter, please revise the Fund’s disclosure to state that the Fund will earmark or segregate the full notional value on credit default swaps written by the Fund.

Response: The amount of assets the Fund may segregate or “earmark” with respect to an investment activity will depend on many factors, such as the nature and purpose of the activity and the other investment exposures of the Fund’s portfolio. The Fund currently expects that when it writes credit default swaps it would typically segregate an amount based on the full notional amount of the swap.

6.

Comment: Comment 25 in the Initial Letter requested that the Fund add an explanatory note to Fundamental Investment Restriction 6 to clarify that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies. The staff reiterates its position that the Fund may not concentrate in any industry or group of industries by investing in underlying funds. The staff’s view is that the investments of the underlying funds are investments of the Fund and should be counted for purposes of investment concentration.

Response: The Fund respectfully declines to make the requested change. The Trust is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry. Nonetheless, to the extent that the Trust determines that the Fund’s investments in an underlying fund exposes the Fund to a material risk, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann